Exhibit 99.1

NewGen Announces Pricing of $1.25  Million Public Offering

BANGKOK, September 28, 2026 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (the “Company”), a tech-forward, diversified, multi-jurisdictional high-growth entity transforming industries through innovative solutions across real estate development, digital asset management and reproductive health solutions, today announced the pricing of a public offering made on a reasonable best efforts basis with gross proceeds to the Company expected to be approximately $1.25 million, before deducting placement agent fees and other offering expenses payable by the Company.

The offering consists of 17,857,143 Ordinary Shares or Pre-Funded Warrants in lieu thereof. The public offering price per Common Share is $0.07 (or $0.06999 for each Pre-Funded Warrant, which is equal to the public offering price per Ordinary Share to be sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Warrant sold in the offering, the number of Ordinary Shares in the offering will be decreased on a one-for-one basis.

Aggregate gross proceeds to the Company are expected to be approximately $1.25 million. The transaction is expected to close on or about September 30, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for investment in K25.ai, restructuring of debt securities, working capital including manufacturing and deployment of Nodexus machines in the cell-sorting business, and general corporate purposes.

Aegis Capital Corp. is acting as the exclusive placement agent for the offering. Han Kun Law Offices LLP is acting as U.S. counsel to the Company. Kaufman & Canoles, P.C. is acting as U.S. counsel to Aegis Capital Corp.

A registration statement on Form F-1 (No. 333-298442) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2026 was declared effective by the SEC on September 28, 2026. The offering is being made only by means of a prospectus. A final prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus, which provides more information about the Company and such offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NewGen

NewGenIVF Group is a technology-forward, diversified growth company, pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com